[MYRIAD GENETICS, INC. LETTERHEAD]

November 17, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0610

100 F Street, N.E.

Washington, D.C. 20549

Attn: Filing Desk

Re:	Myriad Genetics, Inc.
Preliminary Proxy Statement filed November 15, 2005
File No. 0-26642

Ladies and Gentlemen:

On behalf of Myriad Genetics, Inc. (“Myriad” or the “Company”), I am hereby filing with the Securities and Exchange Commission (the “Commission”) a revised preliminary proxy statement (the “Revised Proxy Statement”) to the preliminary proxy statement initially filed with the Commission on November 15, 2005 (the “Proxy Statement”).

The Revised Proxy Statement is being filed in response to comments contained in the letter dated November 16, 2005 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to me. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Proxy Statement as set forth in the Revised Proxy Statement.

1.	Comment: Please expand the discussion to provide the numerical or percentage voting results for the previous rejection of a similar proposal at your annual meeting.

Response: In response to this comment, the Company has revised the disclosure on page 11 of the Revised Proxy Statement to state that 6,983,243 shares were voted FOR the proposal at the annual meeting and 10,436,260 shares were voted AGAINST the proposal.

2.	Comment: Please expand the discussion to indicate whether there was specific opposition to the proposal at the annual meeting and the nature of the opposition.

November 17, 2005

Response: In response to this comment, the Company has revised the disclosure on page 11 of the Revised Proxy Statement to indicate that certain shareholders and shareholder service bureaus to which many of our shareholders subscribe objected to the number of shares proposed to be added to the plan indicating that 1,700,000 shares was too costly based on the number of shares outstanding as of the record date of the annual meeting.

3.	Comment: Please expand the discussion to explain why the number of shares included in the proposal was reduced from the number of shares included in the proposal considered at the annual meeting.

Response: In response to this comment, the Company has revised the disclosure in the cover letter of the Revised Proxy Statement and on pages 1 and 11 of the Revised Proxy Statement to indicate that the number of shares included in the proposal was reduced from the number of shares included in the proposal considered at the annual meeting in response to feedback from stockholders who voted against the proposal at the annual meeting.

4.	Comment: Since a similar proposal was rejected at the annual meeting held on November 10, 2005, please explain why you are proposing the amendment at this time. Do you have specific plans, arrangements or understandings for the additional shares?

Response: In response to this comment, the Company has revised the disclosure in the cover letter of the Revised Proxy Statement and on pages 1 and 11 of the Revised Proxy Statement to state the reasons why it believes that equity compensation and the approval of the amendment are crucial to the Company’s future success. The Commission is supplementally advised that as noted on page 12 of the Revised Proxy Statement, the Company deferred its annual automatic grant of options to purchase 15,000 shares of common stock to each of its non-employee directors on November 10, 2005 because there were not enough shares available under the plan. As noted in the Revised Proxy Statement, if the proposal is approved, the Company would make these grants to its six outside directors. Other than such grants, the Company has no specific plans, arrangements or understandings for the additional shares. The Company does expect to continue to issue options to current and new employees on a basis consistent with its past practices and has revised the disclosure to so indicate.

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In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

November 17, 2005

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing the Revised Proxy Statement and this letter.

We hope that the above responses and the related revisions to the Revised Proxy Statement will be acceptable to the Commission. Please do not hesitate to call me at (801) 883-3378 with any questions regarding the Revised Proxy Statement or this letter. Thank you for your time and attention.

Very truly yours,

/s/    Richard M. Marsh

Richard M. Marsh

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esq.

Brian P. Keane, Esq.

Scott A. Samuels, Esq.